(Letterhead of Morrison Foerster LLP)





February 28, 2006





By Telefacsimile and Mail

Rebekah Moore
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Redwood Mortgage Investors VIII
         Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter ended June 30, 2005 File No. 000-27816

Dear Ms. Moore:

     On behalf of our client, Redwood Mortgage Investors VIII (the "Company") we are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter of January 23, 2006. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff's comments fully identified in bold and italicized type immediately prior to each response.

     1. Please refer to comment 2 in our letter dated December 1, 2005. On page 22 of your Form 10-K for the year ended December 31, 2004, you disclose balances of loans by property type, i.e. single family homes, apartments, commercial and land. Each type has a different risk of loss and it is meaningful to investors to know how you allocate your allowance for loan losses in response to these risks. Further, disclosure of the amount of recoveries and charge-offs by property type also lets investors know the results of your risk management strategies. Please revise your proposed disclosures of the allocation of the allowance for loan losses and the roll forward of the allowance to provide the information set forth by the property types presented on page 22 of your 2004 Form 10-K and provide us with your proposed disclosures.

RESPONSE:

     As requested by the Staff, the Registrant agrees to disclose, by property type, its allocation of its allowance for loan losses and the amount of recoveries and charge-offs. Specifically, the Registrant propose to revise in future filings (i) the first table that is set forth in note 2 to its financial statements in its Form 10-K for the year ended December 31, 2004 (at page 37 of that 10-K) to the table that is set forth in Attachment A to this letter and
(ii) the second table that is set forth in that note 2 to the table that is set forth in Attachment B to this letter. We note that in future Form 10-Q filings, such proposed tables would set forth information as of the end of the particular quarter and as of the end of the previous fiscal year. In future Form 10-K filings, such tables would set forth information as of the end of each of the three fiscal years in the period ending as of the date covered by the Form 10-K.

     2. Please refer to our previous comment 5 in our letter dated September 29, 2005. You state that you imputed interest expense in accordance with APB 21. However, it is still unclear why you have recorded interest income in connection with the interest free loan from your general partner. Please provide additional detail regarding this transaction to include the specific accounting literature relied upon in recording these amounts, the dollar amounts for the related assets and liabilities, and sample journal entries for this transaction.

RESPONSE:

     The transaction for which the Registrant has recorded imputed interest income relates to an interest-free loan that the Registrant has made to one of its general partners, Redwood Mortgage Corp. (RMC). To understand the accounting that the Registrant has utilized for this transaction, it is helpful to first understand the accounting for the transaction by RMC.

RMC's Accounting For The Transaction

     RMC received an interest-free loan (the "Formation Loan") from the Registrant to finance the purchase of the exclusive right to act as the mortgage loan broker (the "deferred brokerage rights") for the Registrant's loan portfolio. Note the accounting for RMC's intangible asset, deferred brokerage rights, had been reviewed by the SEC staff via a comment letter in connection with the Registrant's 2002 Form S-11 filing.

     The Formation Loan from the Registrant to RMC is repayable in ten equal annual installments, without interest, commencing in the year after the Formation Loan is completed.



     In accordance with Accounting Principles Board Opinion No. 21 "Interest on Receivables and Payables" (APB No. 21), RMC has imputed interest on the Formation Loan. As described in paragraph 12. of APB No. 21 "When a note is exchanged for property, goods, or service in a bargained transaction entered into at arm's length, there should be a general presumption that the rate of interest stipulated by the parties to the transaction represents fair and adequate compensation to the supplier for the use of the related funds. That presumption, however, must not permit the form of the transaction to prevail over its economic substance and thus would not apply if (1) interest is not
stated,  or  (2)  the  stated  interest  rate  is   unreasonable....   In  these
circumstances, the note, the sales price, and the cost of the property, goods, or service exchanged for the note should be recorded at the fair value of the property, goods, or services...."

     To reflect the economic substance of the financing arrangement, and to ensure fair and adequate compensation was recorded for the use of the funds, RMC imputed interest on the Formation Loan. RMC calculated the present value of the Formation Loan by discounting all future payments on the loan at an imputed rate of interest in accordance with paragraphs 13 and 14 of APB No. 21. As such, the transaction was recorded as follows assuming the following hypothetical data:

Data:
         Amount of Formation Loan                                     $1,000,000
         Formation Loan to be repaid in 10 equal
            installments with no interest - annual pmt.                 $100,000
         Stated interest rate                                                 0%
         Net present value of future loan payments                      $750,000
         First year of imputed interest expense                          $50,000
         First year of amortization of deferred
                brokerage rights                                         $35,000

Entries Recorded:

         Cash                                                   $1,000,000
                  Formation Loan                                     $1,000,000
                  (To record receipt of cash and Formation Loan)

         Deferred brokerage rights (net of discount)              $750,000
         Discount on Formation Loan                               $250,000
                  Cash                                               $1,000,000
                  (To record purchase of deferred brokerage rights and discount on non-interest bearing loan)

         Interest expense                                          $50,000
                  Discount on Formation Loan                            $50,000
                  (Record interest expense on Formation Loan in accordance with amortization schedule using imputed interest rate over 10 year life of loan)

         Amortization expense                                      $35,000
                  Deferred brokerage rights                             $35,000
                  (Record amortization of deferred brokerage rights over 25 year useful life in proportion to expected net cash flow over period)

     The discount on the Formation Loan is amortized to interest expense over the 10 year term of the loan, using amortization under the interest method at the imputed rate of interest. The Deferred Brokerage Rights (reduced by the difference between its purchase price and the net present value of future payments to be made on the Formation Loan) are amortized over the 25 year expected life of the rights in proportion to the expected receipt of cash flows over this period.

     In determining that imputing interest was the appropriate treatment of the fair value of the Deferred Brokerage Rights and the Formation Loan, RMC determined that the transaction described did not qualify for the exclusion from the provisions of APB No. 21 described in paragraph No. 3f "transactions between parent and subsidiary companies and between subsidiaries of a common parent." The Registrant and RMC do not have a parent/subsidiary relationship and the rights of the limited partners to replace RMC as the Registrant's general partner (i.e. kick-out rights) are substantive. (i.e., a simple majority vote of the limited partners at any time).

The Registrant's Accounting For The Transaction

     From the Registrant's standpoint, the Formation Loan is not simply a note exchanged for cash. As described above, the Registrant has financed RMC's purchase of the exclusive right to act as the mortgage loan broker to the Registrant's loan portfolio. The Registrant recorded the following entries related to this transaction, using the same hypothetical data described above:

 Entries Recorded:
         Formation Loan  **                                      $1,000,000
                  Cash                                               $1,000,000
                  (To record Formation Loan to RMC)

         Deferred costs on interest-free loan                      $250,000
                  Discount on Formation Loan                           $250,000
                  (To record net present value of future cash payments on loan at imputed rate of interest)


         Discount on Formation Loan                                 $50,000
                  Interest income                                       $50,000
         Amort. of discount on imputed interest                     $50,000
                  Deferred costs on interest-free loan                  $50,000
                  (Record interest income on Formation Loan in accordance with amortization schedule using imputed interest rate over 10 year life of loan)

     ** - It should be noted that in accordance with comments received from the SEC in the 1990's, the Formation Loan is reflected as a reduction in Partners' Capital in the Registrant's financial statements.

     The Registrant has capitalized certain costs of making the Formation Loan as Deferred Costs on Interest-free Loan. These costs are amortized over the term of the loan in a manner consistent with the amortization method used for the imputed interest discount.

     In making the determination to impute interest, the Registrant considered the accounting treatment of RMC. The Registrant wanted to ensure consistency of treatment for the transaction by both parties to the transaction. As RMC was required to impute interest as described above, the Registrant determined that it should also impute interest. Consistent treatment of this transaction by both parties leads to better transparency into the transaction by readers of the Registrant's offerings. Note that the balance sheet of RMC is included in the offerings of the Registrant.


Very truly yours,

/s/ Stephen J. Schrader

Stephen J. Schrader

cc:    Michael R. Burwell, Redwood Mortgage Investors VIII

                                  Attachment A

                   Allocation of the Allowance for Loan Losses
                                 (in thousands)

                                                 December 31,                    December 31,                    December 31
                                        -----------------------------    ----------------------------   ----------------------------
                                                    2003                            2004                           2005
                                        -----------------------------    ----------------------------   ----------------------------

                                                                                                               Percent of
                                                Percent of                      Percent of                      loans in
                                                 loans in                        loans in                         each
                                                   each                            each                         category
                                                category to                     category to                      to total
                                    Amount      total loans         Amount      total loans         Amount         loans
                                  ----------     -------------    ----------     -------------   -----------    ------------
Balance at End of Period
Applicable to:
---------------------------------------

Domestic
  Real estate - mortgage

    Single Family (1-4 units)       $1,072            45.27%        $  850            49.12%             -                -
    Apartments                         315             15.39           430             18.04             -                -
    Commercial                         880             35.67         1,033             31.83             -                -
    Land                               382              3.67            30              1.01             -                -
                                 -----------     -------------    ----------     -------------   -----------     ------------
Total                              $ 2,649              100%       $ 2,343              100%         $   -               -%
                                 ===========     =============    ==========     =============   ===========     ============

                                  Attachment B


                    Analysis of the Allowance for Loan Losses
                                 (in thousands)

                                                                        Years Ended December 31
                                                        --------------------------------------------------------

                                                             2003                2004                2005
                                                        ----------------    ----------------    ----------------
Balance at beginning of year                            $         3,021          $    2,649           $   2,343

Charge-offs
    Domestic
        Real estate - mortgage                                                                                -
            Single Family (1-4 units)                           (1,068)               (842)
            Apartments                                             (86)                 (0)
            Commercial                                              (0)               (110)
            Land                                                    (0)                 (0)                   -
                                                        ----------------    ----------------    ----------------
                                                                (1,154)               (952)                   -
                                                        ----------------    ----------------    ----------------
Recoveries
    Domestic
         Real estate - mortgage                                                                               -
            Single Family (1-4 units)                                 0                   0
            Apartments                                                0                   0
            Commercial                                                0                   0
            Land                                                      0                   0
                                                        ----------------    ----------------    ----------------
                                                                      0                   0                   -
                                                        ----------------    ----------------    ----------------
Net Charge-Offs                                                 (1,154)               (952)                   -
                                                        ----------------    ----------------    ----------------
Additions charge to operations                                      782                1146                   -
                                                        ----------------    ----------------    ----------------
Transfer to real estate held for sale reserve                         0               (500)
                                                        ----------------    ----------------    ----------------


Balance at end of year                                    $       2,649        $      2,343            $      -
                                                        ================    ================    ================

Ratio of net charge-offs during
    the period  to average secured loans
    outstanding during the period                                 1.00%               0.60%                  -%
                                                        ================    ================    ================